HEART TEST LABORATORIES, INC.

550 Reserve Street, Suite 360

Southlake, Texas 76092

April 6, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Heart Test Laboratories, Inc.

Registration Statement on Form S-1

Filed March 29, 2023

File No. 333-270956

Request For Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heart Test Laboratories, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 3:00 p.m. Eastern Time, on April 10, 2023, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Jackson Walker LLP, by calling Noah Speck at (713) 752-4579.

Thank you for your assistance in this matter.

Very Truly Yours,

By:	/s/ Andrew Simpson
Name:	Andrew Simpson
Title:	Chairman of the Board, President and Chief Executive Officer